UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM T-3
FOR APPLICATION FOR QUALIFICATION OF INDENTURE UNDER
THE TRUST INDENTURE ACT OF 1939
Ainsworth Lumber Co. Ltd.
(Name of Applicant)
1055 Dunsmuir Street, Suite 3194
Vancouver, British Columbia
Canada V7X 1L3
(604) 661-3200
(Address and Phone Number of Principal Executive Offices)
SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT

11% Senior Unsecured Notes due 2015	Initial aggregate principal amount of $350,000,000 (plus the amount of any additional Notes issued as payment-in-kind interest thereon)
Approximate Date Of Proposed Public Offering:
Upon the Completion Date of the Recapitalization referred to herein.
Ainsworth Engineered, LLC
1209 Orange Street, Wilmington
County of New Castle, Delaware 19801
(Name and Address of Agent for Service)
With a copy to:
Christopher W. Morgan, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street
Suite 1750, P.O. Box 258
Toronto, Ontario M5K 1J5
(416) 777-4700
Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

GENERAL
1.	General Information.
(a)	Form of organization: Ainsworth Lumber Co. Ltd. (the “Issuer”) is a corporation.

(b)	State or other sovereign power under the laws of which organized: The Issuer is incorporated under the laws of British Columbia. The proposed Recapitalization (as defined below) contemplates the continuance of the Issuer as a corporation organized under the federal laws of Canada.
2.	Securities Act Exemption Applicable.
     Pursuant to a proposed Recapitalization (the “Recapitalization”), the Issuer intends to exchange, in part, US$150,000,000 aggregate principal amount of the Issuer’s 11% Senior Unsecured Notes due 2015 (the “Rollover Notes”) for all of the Issuer’s outstanding Senior Unsecured Floating Rate Notes due October 1, 2010, 7.25% Senior Unsecured Notes due October 1, 2012, Senior Unsecured Floating Rate Notes due April 1, 2013, 6.75% Senior Unsecured Notes due March 15, 2014 and 6.75% Senior Unsecured Notes due March 15, 2014 (collectively, the “Existing Notes”). Registration of the distribution of the Rollover Notes under the Securities Act of 1933, as amended (the “1933 Act”), is not required by reason of the exemption from registration provided by Section 3(a)(10) of the 1933 Act. Pursuant to the Recapitalization, the Issuer is also offering to Qualifying Noteholders US$200,000,000 aggregate principal amount of the Issuer’s 11% Senior Unsecured Notes due 2015 (the “New Notes” and together with the Rollover Notes, the “Notes”) on a private placement basis for cash. The complete terms of the Recapitalization are contained in the Issuer’s Management Proxy Circular, dated June 24, 2008 (the “Circular”), incorporated by reference herein as Exhibit T3E. Capitalized terms used herein that are not otherwise defined herein shall have the meanings ascribed to such terms in the Circular.
     The Notes will be issued under the indenture (the “Indenture”) to be qualified by this Application for Qualification (this “Application”). For more detailed information on the Indenture, see Item 8 of this Application.
     Section 3(a)(10) of the 1933 Act provides an exemption from the registration provisions of the 1933 Act for, in relevant part:
“... any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests... where the terms and conditions of such issuance are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court...”
     The three main elements of the Section 3(a)(10) exemption are (a) an exchange of outstanding securities, claims or property interests, (b) a fairness hearing and (c) court approval of the issuance and exchange of securities. As described below and in the Circular incorporated by reference herein as Exhibit T3E, each of these elements will be satisfied in connection with the issuance of the Rollover Notes in exchange for the Existing Notes in the Recapitalization.
(a)	Exchange of Securities.

In the course of the Recapitalization, Rollover Notes will be issued in exchange for the Existing Notes.

(b)	Fairness Hearing.

On June 20, 2008, the British Columbia Supreme Court (the “Court”) entered an Interim Order, as varied on June 23, 2008, which, among other things, authorized the Issuer to send the Circular to the holders of the Existing Notes (the “Noteholders”) and holders of the existing common shares of the Issuer (the “Shareholders”).

If the Recapitalization is approved by the Noteholders and Shareholders, the Issuer will apply to the Court for a Final Order approving the Recapitalization. All Noteholders and Shareholders will be notified of the hearing by the Circular, and will have the right to appear at such hearing and to present evidence or testimony with respect to the fairness of the terms and conditions of the Recapitalization.

(c)	Court Approval.

The exchange of Rollover Notes for Existing Notes and certain other aspects of the Recapitalization are subject to the approval of the Court. It is anticipated that the Court will rule on the fairness of such exchange and the fairness of such other aspects of the Recapitalization. The Court will be advised that its ruling will be the basis for claiming an exemption from registration under the 1933 Act by reason of the exemption afforded by Section 3(a)(10) thereof.
AFFILIATIONS
3. Affiliates.
     Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.
     (a) For purposes of this Application only, as of the date hereof, the officers and directors of the Issuer named in response to Item 4 hereof may be deemed affiliates of the Issuer by virtue of the positions held by such persons with the Issuer. As disclosed in the Final Order (incorporated by reference herein as Exhibit T3D), a new slate of directors and executive officers of the Issuer will be appointed in connection with the Recapitalization.
     (b) The following table sets forth the proposed affiliates of the Issuer as of the Effective Date of the Recapitalization (note that the jurisdictions of incorporation or organization are set forth in parenthesis):

Other entities owned by the Issuer:

Entity	% shares owned by Issuer
Footner Forest Products Ltd. (Alberta)	50%
KBK No. 216 Ventures Ltd. (British Columbia)	100%
Prince George Hardwood Ltd. (British Columbia)	100%
T’ugus Timber Ltd. (British Columbia)	51%
Sk7ain Ventures Ltd. (British Columbia)	49.9%
Marble Canyon Forestry Ltd. (British Columbia)	49%
KKBL No. 526 Ventures Ltd. (British Columbia)	50%
KKBL No. 316 Ventures Ltd. (British Columbia)	100%
Ainsworth Engineered New York, Inc. (Rhode Island)	100%
          Following the completion of the Recapitalization, HBK Master Fund L.P. will hold minimum of approximately 30.1% and a maximum of approximately 33.6% of the New Common Shares and Tricap Partners II L.P. will hold a minimum of approximately 22.0% and a maximum of approximately 23.2% of the New Common Shares (in each case, assuming all Noteholder Warrants are fully exercised, and, in the case of the estimated maximums, assuming no other Noteholder becomes a Backstop Party).
MANAGEMENT AND CONTROL
4. Directors and Executive Officers.
     List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors and executive officers. Indicate all offices held or to be held by each person named.
          The names of the directors and executive officers of the Issuer, as of the date hereof, are set forth below. The mailing address for each director and executive officer is: c/o 1055 Dunsmuir Street, Suite 3194, Vancouver, British Columbia, Canada V7X 1L3, and each person’s telephone number is (604) 661-3200.

NAME	TITLE
Brian E. Ainsworth	Chief Executive Officer and Director
D. Allen Ainsworth	President and Director
Catherine E. Ainsworth	Chief Operating Officer, Secretary and Director
Robert Allen	Chief Financial Officer
David Ainsworth	Director
Susan Ainsworth	Director
D. Michael Ainsworth	Executive Vice-President
Kevin Ainsworth	Senior Vice-President, B. C. Timberlands and Solid Wood Group
Douglas I. Ainsworth	Senior Vice-President, Marketing, Sales and Transportation
Douglas B. Buchanan	Director
Robert A. Fairweather	Director
K. Gordon Green	Director
Morley Koffman	Director
W. Gordon Lancaster	Director
          As disclosed in the Final Order (incorporated by reference herein as Exhibit T3D), a new slate of directors and executive officers of the Issuer will be appointed in connection with the Recapitalization.

5. Principal Owners of Voting Securities.
     Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.
     The Issuer furnishes the following information as to each person owning 10% or more of the voting securities of the Issuer as of June 18, 2008:

NAME AND COMPLETE			PERCENTAGE OF VOTING
MAILING ADDRESS(1)	TITLE OF CLASS OWNED	AMOUNT OWNED(2)	SECURITIES OWNED
2468 Holdings Ltd.(3)	Common Shares	2,507,186	17.1%
5678 Enterprises Ltd.(4)	Common Shares	2,757,186	18.8%
1234 Holdings Ltd.(5)	Common Shares	3,108,188	21.2%
Grant Forest Products Corp.	Common Shares	5,001,160	34.1%

(1)	The complete mailing address of each entity listed above, other than Grant Forest Products, Corp., is c/o 1055 Dunsmuir Street, Suite 3194, Vancouver, British Columbia, Canada V7X 1L3. The complete mailing address of Grant Forest Products Corp. is P.O. Box 160 Hwy. 11 North, Earlton, Ontario, Canada POJ IEO.

(2)	Based on a report generated using the Canadian Depository for Securities Ltd.’s System for Electronic Disclosure by Insiders (SEDI).

(3)	All of the outstanding voting shares of 2468 Holdings Ltd. are owned by Brian E. Ainsworth.

(4)	All of the outstanding voting shares of 5678 Enterprises Ltd. are owned by D. Allen Ainsworth.

(5)	96% of the outstanding voting shares of 1234 Holdings Ltd. are owned by David Ainsworth and the remainder are owned by Catherine E. Ainsworth.
     Following the Recapitalization, HBK Master Fund L.P. and Tricap Partners II L.P. will hold a percentage of the voting securities of the Issuer in the range set forth in Part 3, above.
UNDERWRITERS
6. Underwriters.
     Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.
     (a) The following chart sets forth the name and mailing address of each person who, within three years prior to the date of filing this Application, acted as an underwriter of securities of the Issuer which are outstanding on the date of filing this Application:

Underwriter’s Name and
Mailing Address	Security Underwritten
Deutsche Bank Securities Inc.	Senior Unsecured Floating Rate Notes due April 1, 2013
60 Wall Street
New York, New York 10005

     (b) There are no underwriters of the securities proposed to be offered in the Recapitalization.
CAPITAL SECURITIES
7. Capitalization.
     (a) Furnish the following information as to each authorized class of securities of the applicant.
     As of June 18, 2008, the Issuer had the following capitalization:

Title of Class	Amount Authorized	Amount Outstanding
Common shares	100,000,000	14,649,140
Class B non-voting common shares	1,500,000	0
Non-voting preferred shares	100,000,000	100,000
7.25% Senior Unsecured Notes due October 1, 2012	US$275,000,000	US$275,000,000
6.75% Senior Unsecured Notes due March 15, 2014	US$210,000,000	US$210,000,000
Senior Unsecured Floating Rate Notes due October 1, 2010	US$153,540,000	US$153,540,000
6.75% Senior Unsecured Notes due March 15, 2014	US$110,000,000	US$110,000,000
Senior Unsecured Floating Rate Notes due April 1, 2013	US$75,000,000	US$75,000,000
     (b) Give a brief outline of the voting rights of each class of voting securities referred in paragraph (a) above.
     Holders of the Issuer’s common shares, no par value per share, are entitled to one vote for each share registered in such Holder’s name.
INDENTURE SECURITIES
8. Analysis of Indenture Provisions.
     Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

Notes
     The Notes will be issued under the Indenture, among the Issuer and Ainsworth Engineered Corp., Ainsworth Engineered Canada Limited Partnership, Ainsworth Corp. and Ainsworth Engineered, LLC, as guarantors, and The Bank of New York Mellon, as trustee (the “Trustee”). The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the Form of Indenture relating to the Notes filed as Exhibit T3C hereto. All capitalized and otherwise undefined terms shall have the meanings ascribed to them in the Indenture.
(a)	Event of Default

Each of the following constitutes an event of default under the Indenture:

(1)	default in payment, when due, of the principal of, or premium, if any, on the Notes;

(2)	default for 30 days in the payment, when due, of interest on the Notes;

(3)	failure by the Issuer or any of its Restricted Subsidiaries to comply with the provisions described under the captions “Change of Control”, “Asset Sales”, “Merger, Amalgamation, Consolidation or Sale of Assets” or “Offers to Repurchase”;

(4)	failure by the Issuer or any of its Restricted Subsidiaries for 30 days after notice to comply with any of the other agreements or covenants in the Indenture;

(5)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Issuer or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the Issue Date, if that default:
(i)	is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default; or

(ii)	results in the acceleration of such Indebtedness prior to its expressed maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a default as set forth in 5(i) above or the maturity of which has been so accelerated, aggregates US$10.0 million or more;
(6)	failure by the Issuer or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of US$10.0 million, net of applicable insurance coverage, provided that the Issuer or such Restricted Subsidiary has submitted a claim for such judgment and the provider of such insurance has not disputed such coverage, which judgments are not paid, discharged or stayed for a period of 60 days;
(7)	except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and

(8)	certain events of bankruptcy or insolvency described in the Indenture with respect to the Issuer or any of its Restricted Subsidiaries that are Significant Subsidiaries or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.
     In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Issuer, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately.
     Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest.
     The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or the principal of, the Notes.
     In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of the Issuer with the intention of avoiding payment of the premium that the Issuer would have had to pay if the Issuer then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes.
     (b) Authentication and Delivery of the Notes and Application of Proceeds.
     Two Officers shall execute the Notes on behalf of the Issuer by manual or facsimile signature.
     If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid.
     A Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose until authenticated substantially in the form provided in the Indenture by the manual or facsimile signature of the Trustee. The signature shall be conclusive evidence that the Note has been duly authenticated and delivered under the Indenture.
     The Trustee shall, upon the Issuer’s Order, authenticate and deliver the Notes in an initial aggregate principal amount up to $350,000,000. The aggregate principal amount of Notes outstanding at any time may not exceed the amount set forth in the foregoing sentence unless the Issuer exercises its right to pay interest on the Notes by increasing the principal amount of outstanding Notes or by issuing additional Notes in an aggregate principal amount equal to the amount of payment-in-kind interest then due and payable.
     The Issuer will not recognize any proceeds from the issuance of Rollover Notes in exchange for Existing Notes. The Issuer intends to use the net proceeds from the private placement of New Notes for working capital and general corporate purposes.
     (c) Release of Property Subject to Lien
     Not applicable.

     (d) Satisfaction and Discharge
     The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:
     (1) either:
     (a) all Notes, subject to certain exceptions, have been delivered to the Trustee for cancellation; or
     (b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuer or any Guarantor has deposited with the Trustee an amount sufficient to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;
     (2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;
     (3) the Issuer or any Guarantor has paid all sums payable by it under the indenture; and
     (4) the Issuer has instructed the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.
     In addition, the Issuer must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.
     (e) Evidence of Compliance with Conditions and Covenants

     The Issuer shall deliver to the Trustee, within 90 days after the end of each fiscal year of the Issuer, a certificate from the principal executive officer, principal financial officer or principal accounting officer of the Issuer stating whether or not to his or her knowledge the Issuer has fulfilled its obligations under the Indenture and is not in default in the performance and observance of any of the terms, provisions and conditions of the Indenture and, if the Issuer, as applicable, shall be in default, specifying all such defaults and the nature and status thereof of which he or she may have knowledge.
     The Issuer will deliver to the Trustee, as soon as practicable and in any event within ten days, upon becoming aware of any Default or any Event of Default, an Officers’ Certificate specifying such Default or Event of Default and further stating what action the Issuer proposes to take with respect thereto.
9. Other Obligors.
     Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon indentured securities.
     The Notes are issued by the Issuer and guaranteed by certain of its subsidiaries as set forth below. The mailing address for each Guarantor is c/o Ainsworth Lumber Co. Ltd., 1055 Dunsmuir Street, Suite 3194, Vancouver, British Columbia, Canada V7X 1L3.
     Subsidiary Guarantors:
1.	Ainsworth Engineered Corp.;

2.	Ainsworth Engineered Canada Limited Partnership;

3.	Ainsworth Engineered, LLC; and

4.	Ainsworth Corp.
CONTENTS OF APPLICATION FOR QUALIFICATION
     This Application comprises:
     (a) Pages numbered 1 to 14, consecutively;
     (b) The statement of eligibility and qualification of the Trustee under the Indenture to be qualified on Form T-1 (filed herewith as Exhibit 25.1); and
     (c) The following exhibits, in addition to those filed as part of the statement of eligibility and qualification of the Trustee:
(i)	Exhibit T3A — Notice of Articles of Ainsworth Lumber Co. Ltd (incorporated by reference to the Annual Report on Form 20-F of Ainsworth Lumber Co. Ltd. for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2006)

(ii)	Exhibit T3B — Articles of Ainsworth Lumber Co. Ltd (incorporated by reference to the Annual Report on Form 20-F of Ainsworth Lumber Co. Ltd. for the fiscal year ended December 31, 2005, filed with the Commission on March 31, 2006)

(v)	Exhibit T3C — Form of Indenture relating to the Notes.

(vii)	Exhibit T3D — Final Order of the Court.*

(viii)	Exhibit T3E — Management Proxy Circular, dated as of June 24, 2008.

(ix)	Exhibit T3F — The cross reference sheet required by Exhibit T3F is contained in the form of Indenture exhibited hereto as Exhibit T3C.

(x)	Exhibit 25.1 — Form T-1 Qualifying The Bank of New York Mellon as Trustee under the Indenture to be qualified.

*	To be filed by amendment.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Ainsworth Lumber Co. Ltd., a corporation organized and existing under the laws of British Columbia, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Vancouver, and province of British Columbia, on June 30, 2008.
(SEAL)

AINSWORTH LUMBER CO. LTD.
By:	/s/ Robert Allen
	Name:	Robert Allen
	Title:	Chief Financial Officer

Attested By:	/s/ Bruce Rose

	Name: Title:	Bruce Rose General Manager, Corporate Development

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

Exhibit T3A	Notice of Articles of Ainsworth Lumber Co. Ltd (incorporated by reference to the Annual Report on Form 20-F of Ainsworth Lumber Co. Ltd. for the fiscal year ended December 31, 2005, filed with the Commission on March 31, 2006)

Exhibit T3B	Articles of Ainsworth Lumber Co. Ltd (incorporated by reference to the Annual Report on Form 20-F of Ainsworth Lumber Co. Ltd. for the fiscal year ended December 31, 2005, filed with the Commission on March 31, 2006)

Exhibit T3C	Form of Indenture relating to the Notes.

Exhibit T3D	Final Order of the Court.*

Exhibit T3E	Management Proxy Circular, dated as of June 24, 2008.

Exhibit T3F	The cross reference sheet required by Exhibit T3F is contained in the form of Indenture exhibited hereto as Exhibit T3C.

Exhibit 25.1	Form T-1 Qualifying The Bank of New York Mellon as Trustee under the Indenture to be Qualified.

*	To be filed by amendment.